AB 12/3


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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 9/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Hartford Life Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Liberty Ridge Drive, Suite 100
(No. and Street)

Wayne	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Benken — 860-843-3911
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

185 Asylum Street	Hartford	CT	06103-3402
(Address)	(City)	(State)	(Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 29 2012
REGISTRATIONS BRANCH
16

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Diana Benken, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hartford Life Distributors, LLC (the "Company"), for the year ended September 30, 2012, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, member or director has any proprietary interest in any account classified solely as that of a customer.

Diana K. Benken 12/28/12

Signature Date

CFO

Title

Subscribed and Sworn to before me
on this 28th day of November 2012

Notary Public
My commission Expires Sept 30 2015

Hartford Life Distributors, LLC

(S.E.C. I.D. No. 8-25027)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED SEPTEMBER 30, 2012
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

This report is filed as a Public Document
in accordance with Rule 17a-5(e)(3)
under the Securities Exchange
Act of 1934.

HARTFORD LIFE DISTRIBUTORS, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
CityPlace I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Hartford Life Distributors, LLC

We have audited the accompanying statement of financial condition of Hartford Life Distributors, LLC (the "Company") as of September 30, 2012, and the related statements of operations, cash flows and changes in member's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental schedules g, h and i listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the basic financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the basic financial statements or to the basic financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the basic financial statements as a whole.

As discussed in Note 1 to the financial statements, on June 12, 2012, the Company entered into an agreement to sell the Company.



November 28, 2012

HARTFORD LIFE DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2012

ASSETS

Cash and cash equivalents	$ 13,880,419
Due from affiliates	122,585
Prepaid expenses	69,776
TOTAL ASSETS	$ 14,072,780

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Payable to affiliates	$ 2,498,955
Accounts payable and accrued expenses	1,387,444
Income taxes payable	186,381
TOTAL LIABILITIES	4,072,780
MEMBER'S EQUITY	10,000,000
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 14,072,780

The accompanying notes are an integral part of these financial statements.

HARTFORD LIFE DISTRIBUTORS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2012

REVENUES:	
Marketing service fees	$ 120,882,499
Other revenue	1,778
Total revenues	120,884,277
EXPENSES:	
Compensation and benefits	84,840,841
Marketing and wholesaler support	34,681,465
Regulatory fees	542,658
Other expense	3,926
Total expenses	120,068,890
INCOME BEFORE TAXES	815,387
INCOME TAX EXPENSE	(815,387)
NET INCOME	$ -

The accompanying notes are an integral part of these financial statements.

HARTFORD LIFE DISTRIBUTORS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ -
Adjustment to reconcile net income to net cash provided by operating activities:	
Decrease in operating assets:	
Restricted cash	37,559
Due from affiliates	222,000
Prepaid expenses	181,416
Deferred tax asset	142,328
Other assets	9,013
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	27,307
Income taxes payable	93,251
Payable to affiliates	1,726,667
Net cash provided by operating activities	2,439,541
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,439,541
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,440,878
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 13,880,419
SUPPLEMENTAL CASH FLOW DISCLOSURE:	
Income tax payments (paid to affiliate)	$ (853,439)
Income tax refunds (received from affiliate)	$ 131,303

The accompanying notes are an integral part of these financial statements.

HARTFORD LIFE DISTRIBUTORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2012

	Member's Equity
Balance, October 1, 2011	$10,000,000
Net Income	-
Balance, September 30, 2012	$10,000,000

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Hartford Life Distributors, LLC ("HLD" or the "Company") is a wholly-owned subsidiary of Hartford Life and Accident Insurance Company, a subsidiary of Hartford Life, Inc. (the "Parent") and the Hartford Financial Services Group, Inc. ("The Hartford"), a publicly traded company. The Company as a registered broker-dealer and member of the Financial Industry Regulatory Authority ("FINRA"), is engaged primarily in the distribution of various annuity products, shares of registered open-end investment management companies, and IRC Section 529 plans (collectively, the "Products") for affiliates of the Parent. An affiliate of the Company, Planco LLC ("Planco") provides wholesaling support services. The Company is a single member, Delaware, limited liability company.

In June, 2012, Hartford Investment Financial Services, LLC ("HIFSCO"), an affiliated broker-dealer, filed an application with FINRA requesting approval to move the mutual fund and 529 wholesaling function out of HLD into HIFSCO. This approval is pending as of the date of this report.

In June 2012, the Parent company entered into an agreement to sell the Company to Forethought Financial Group, Inc. ("Forethought"). Such sale is pending FINRA approval as of the date of this report. Management believes, based on the information filed with FINRA and our understanding of Forethought's plans that the Company will continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management believes that the estimates included in the preparation of the financial statements are reasonable and prudent.

Marketing Service Fees - Marketing service fees earned in connection with marketing, educational and administrative services provided in the distribution of the Products are recorded when the service is performed.

Marketing and wholesaler support – Marketing and wholesaler support expenses are related to services provided in facilitating the wholesaling operations of the Company and sponsorships of third party firm events. These are recognized as incurred.

Compensation and benefits – Compensation and benefits represent salaries, sales incentives and benefits earned by registered representatives of the Company that participate in the marketing and distribution of the Products.

Cash and Cash Equivalents - The Company considers all money market instruments purchased with an original maturity of three months or less to be cash equivalents. At September 30, 2012, cash and cash

equivalents include $6,507,376 in a non-interest bearing cash account and investments in money market funds totaling $7,373,043. Both of these balances are held at the same financial institution.

Stock-Based Compensation - The Company's employees are included in The Hartford 2010 Incentive Stock Plan and The Hartford Deferred Stock Unit Plan. HLD recognizes compensation costs for share-based payments to employees based on the fair value of the award at the grant date.

Income Taxes – See Note 6.

Fair Value Measurements - For financial instruments that are carried at fair value, a hierarchy is used to place the instruments into three broad levels (Level 1, 2 and 3) by prioritizing the inputs in the valuation techniques used to measure fair value.

• Level 1 – Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

• Level 2 – Observable inputs, other than unadjusted quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities.

• Level 3 – Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk).

At September 30, 2012 cash equivalents consist of an investment in a money market fund for $7,373,043, which is valued at quoted prices and is considered a Level 1 investment under the fair value hierarchy levels. There were no Level 2 or 3 investments.

All other assets and liabilities are carried at amounts that approximate their fair value because of their short term nature.

3. STOCK COMPENSATION PLANS

Shares issued in satisfaction of stock-based compensation may be made available from authorized but unissued shares, shares held by The Hartford in treasury or from shares purchased in the open market. The Hartford typically issues shares from treasury in satisfaction of stock-based compensation. The Company was allocated compensation expense of $2,071,803 for the year ended September 30, 2012. The Company's income tax benefit recognized for stock-based compensation plans was $725,131 for the year ended September 30, 2012. The Company did not capitalize any cost of stock-based compensation.

Stock Plan

In 2010, the shareholders of The Hartford approved The Hartford 2010 Incentive Stock Plan (the "2010 Stock Plan"), which supersedes and replaces The Hartford 2005 Incentive Stock Plan. The terms of the 2010 Stock Plan are substantially similar to the terms of the superseded plan. However, the 2010 Stock Plan provides for an increased maximum number of shares that may be awarded to employees of the Hartford, and also permits awards to be made to third party service providers, and permits additional forms of stock-based awards.

The 2010 Stock Plan provides for awards to be granted in the form of non-qualified or incentive stock options qualifying under Section 422 of the Internal Revenue Code, stock appreciation rights, performance shares, restricted stock or restricted stock units, or any other form of stock-based award. The aggregate number of shares of stock, which may be awarded, is subject to a maximum limit of

18,000,000 shares applicable to all awards for the ten-year duration of the 2010 Stock Plan. If any award under the prior The Hartford Incentive Stock Plan (as approved by the Hartford's shareholders in 2000) or under the prior The Hartford 2005 Incentive Stock Plan (as approved by the Hartford's shareholders in 2005) that was outstanding as of March 31, 2010, is forfeited, terminated, surrendered, exchanged, expires unexercised, or is settled in cash in lieu of stock (including to effect tax withholding) or for the net issuance of a lesser number of shares than the number subject to the award, the shares of stock subject to such award (or the relevant portion thereof) shall be available for awards under the 2010 Stock Plan and such shares shall be added to the maximum limit to the extent of such forfeiture, termination, expiration, or cash or net settlement of such awards.

The fair values of awards granted under the 2010 Stock Plan are generally measured as of the grant date and expensed ratably over the awards' vesting period, generally three years. All awards provide for accelerated vesting upon a change in control of The Harford as defined in the 2010 Stock Plan.

Share Awards

Share awards are valued equal to the market price of The Hartford's common stock on the date of grant, less a discount for those awards that do not provide for dividends during the vesting period. The Company's share awards granted under the 2010 Stock Plan and outstanding include restricted stock units. Generally, restricted stock units vest after three years. The maximum award of restricted stock units for any individual employee in any year is 500,000 units. The Company recognized $1,139,035 as compensation expense for the year ended September 30, 2012 for restricted stock units.

Restricted Unit Awards

In 2009, The Hartford began issuing restricted units as part of The Hartford's 2005 Stock Plan. Restricted stock unit awards under the plan have historically been settled in shares, but under this award will be settled in cash and are thus referred to as "Restricted Units". The economic value recipients will ultimately realize will be identical to the value that would have been realized if the awards had been settled in shares, i.e., upon settlement, recipients will receive cash equal to The Hartford's share price multiplied by the number of restricted units awards. Because Restricted Units will be settled in cash, the awards are re-measured at the end of each reporting period until settlement. These awards vest over a three year period. The Company recognized $919,396 as compensation expense for the year ended September 30, 2012.

Deferred Stock Unit Plan

Effective July 31, 2009, the Compensation and Personnel Committee of The Hartford's Board authorized The Hartford Deferred Stock Unit Plan ("Deferred Stock Unit Plan") and, on October 22, 2009, it was amended. The Deferred Stock Unit Plan provides for contractual rights to receive cash payments based on the value of a specified number of shares of stock. The Deferred Stock Unit Plan provides for two award types, Deferred Units and Restricted Units. Deferred Units are earned ratably over a year, based on the number of regular pay periods occurring during such year. Deferred Units are credited to the participant's account on a quarterly basis based on the market price of The Hartford's common stock on the date of grant and are fully vested at all times. Deferred Units credited to employees prior to January 1, 2010 (other than senior executive officers hired on or after October 1, 2009) are not paid until after two years from their grant date. Deferred Units credited on or after January 1, 2010 (and any credited to senior executive officers hired on or after October 1, 2009) are paid in three equal installments after the

first, second and third anniversaries of their grant date. Restricted Units are intended to be incentive compensation and unlike Deferred Units, vest over time, generally three years, and are subject to forfeiture. The Deferred Stock Unit Plan is structured consistent with the limitations and restrictions on employee compensation arrangements imposed by the Emergency Economic Stabilization Act of 2008 and the TARP Standards for Compensation and Corporate Governance Interim Final Rule issued by the U.S. Department of Treasury on June 10, 2009. The Company recognized $13,371 compensation expense for the year ended September 30, 2012.

4. BENEFIT PLANS

Investment and Savings Plan

The Company's employees are eligible to participate in The Hartford's Investment and Savings Plan under which designated contributions may be invested in common stock of The Hartford or certain other investments. These contributions are matched, up to 3% of compensation, by The Hartford. In 2012, employees whose prior year earnings were less than $110,000 received a contribution of 1.5% of base salary and employees whose prior year earnings were more than $110,000 received a contribution of 0.5% of base salary. The cost to the Company in 2012 for this plan was $1,679,375.

Effective January 1, 2013, the Hartford will increase benefits under The Hartford's Investment and Savings Plan and The Hartford Excess Savings Plan. The Hartford's contributions will be increased to include a non–elective contribution of 2% of eligible compensation and a dollar–for–dollar matching contribution of up to 6.00% of eligible compensation contributed by the employee each pay period. Eligible compensation will be expanded to include overtime and bonuses. The plan will qualify for a "safe harbor" from annual discrimination testing.

Pension Plan

Effective January 1, 2012, the Company's employees are eligible to participate in The Hartford's qualified defined benefit pension plan (the "Plan") to provide retirement benefits to vested U.S. employees of the Company. A detailed description of the Plan, including vesting in benefit provision, is contained in the Summary Plan Description, which is available to Participants on the Fidelity NetBenefits website. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The cost to the Company in 2012 for this plan was $2,496,141.

On April 23, 2012, The Hartford approved changes to the Plan to freeze participation and benefit accruals. As a result, employees will not accrue further benefits under the cash balance formula of the plan, although interest will continue to accrue to existing account balances. The freeze will be effective December 31, 2012. Compensation earned by employees up to December 31, 2012 shall be used for purposes of calculating benefits under the Plan but there will be no future benefit accruals after this date. Participants as of December 31, 2012 will continue to earn vesting credit with respect to their frozen accrued benefits as they continue to work.

5. RELATED PARTY TRANSACTIONS

The Company's principal source of revenue is its marketing services agreement with its Parent. The Company acts as a wholesaler of the Products and assists in providing marketing, educational, and administrative services. In consideration of the services performed, the Company receives marketing service fees related to certain expenses incurred in providing those services. The Company receives these fees prior to month-end based on estimated expenses and any overage or under-funding is reflected as a Payable to or Due from Affiliates on the Statement of Financial Condition. For the year ended

September 30, 2012, the marketing service fees earned from affiliates of the Parent were $120,882,499. As of September 30, 2012, the Payable to affiliates for excess funding was $2,498,955 and is included in the Statement of Financial Condition.

The Company has an expense and cost allocation agreement with its Parent and affiliate. Certain expenses incurred on behalf of the Company are allocated in accordance with allocation methodologies noted in the agreement. For the year ended September 30, 2012, HLD was allocated $10,260,454 in expenses under this agreement.

The Company has an administrative services agreement with Planco pursuant to which the Company pays a monthly service fee for wholesaling support services. For the year ended September 30, 2012, total expenses incurred for services provided by Planco were $23,235,143 and are included in Marketing and wholesaler support on the Statement of Operations. These fees are settled prior to month-end based upon an estimate and the difference between the estimated and the actual expense is reflected as a Payable to or Due from Affiliates on the Statement of Financial Condition. As of September 30, 2012, the Due from Affiliate of $122,585 was related to this agreement.

Current income taxes payable to The Hartford at September 30, 2012 are $186,381 (see Note 6).

Certain officers of the Company also serve as officers of Planco.

6. INCOME TAXES

The Company and its Parent are parties to a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, generally will be determined as though the Company were filing a separate Federal income tax return except that current credit for net losses will accrue to the Company to the extent the losses provide a benefit in the consolidated return. Under this method, the Company's deferred tax assets are considered realized by it so long as the group is able to recognize the related deferred tax asset attribute.

Income tax expense for the year ended September 30, 2012 is comprised of the following components:

Current income tax	$ 673,059
Deferred income tax	142,328
Provision for income taxes expense	$ 815,387

Based on the existing service arrangements between the Company and its Parent, the Company will generally record expenses (including federal taxes) equal to revenue resulting in net income of zero. The Company's effective tax rate was 100% in 2012. A reconciliation of the tax provision at the U.S. Federal statutory tax rate to the provision for income taxes for the year ended September 30, 2012 is as follows:

Tax provision at the U.S. Federal statutory tax rate	$285,385
Tax effect of nondeductible expenses	530,002
Provision for income taxes expense	$815,387

There was no deferred tax asset on the balance sheet as of September 30, 2012.

At September 30, 2012, there was no unrecognized tax benefit: 1) that if recognized would affect the effective tax rate and 2) that is reasonably possible of significantly increasing or decreasing within the next 12 months.

The Company's federal income tax returns are routinely audited by the Internal Revenue Service ("IRS") as part of the Hartford's consolidated tax return. Audits have been concluded for all years through 2006. The IRS examination of the years 2007-2009 commenced during 2010 and is expected to conclude in 2013.

7. INDEMNIFICATIONS

The Parent has entered into contracts that contain routine indemnification clauses. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that may have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule"), pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. At September 30, 2012. the Company had net capital of $9,660,178 which was $9,410,178 in excess of its required net capital of $250,000.

9. CONTINGENT LIABILITIES

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses. At September 30, 2012, management believes that the ultimate liability, if any, with respect to such normal course litigation, is not material to the financial condition, results of operations or cash flows of the Company.

10. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company through the date the financial statements were available to be issued, noting that there were no subsequent events requiring recognition or disclosure in the financial statements.

* * * * * *

HARTFORD LIFE DISTRIBUTORS, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED SEPTEMBER 30, 2012

TOTAL MEMBER'S EQUITY	$10,000,000
Less nonallowable assets included in the statement of financial condition:	
Due from affiliates	122,585
Prepaid expenses	69,776
Net captial before haircuts on securities positions	9,807,639
Haircut on securities:	
Investments in money market funds (2% of $7,373,043)	147,461
NET CAPITAL	$ 9,660,178
TOTAL AGGREGATE DEBIT ITEMS	$ -
MINIMUM NET CAPITAL REQUIRED UNDER THE ALTERNATIVE METHOD:	
Greater of 2% of aggregate debit items or $250,000	$ 250,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 9,410,178
NET CAPITAL IN EXCESS OF:	
Greater of 5% of aggregate debit items or 120% of minimum requirement	$ 9,360,178

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of September 30, 2012.

HARTFORD LIFE DISTRIBUTORS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 SEPTEMBER 30, 2012

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Schedule (i)

HARTFORD LIFE DISTRIBUTORS, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 SEPTEMBER 30, 2012

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.



Deloitte & Touche LLP
CityPlace I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

November 28, 2012

Hartford Life Distributors, LLC
1500 Liberty Ridge Drive
Wayne, PA 19087

In planning and performing our audit of the financial statements of Hartford Life Distributors, LLC (the "Company") as of and for the year ended September 30, 2012 (on which we issued our report dated November 28, 2012 and such report expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's pending purchase and sale agreement), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,



Deloitte.

Deloitte & Touche LLP
CityPlace I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Hartford Life Distributors, LLC
1500 Liberty Ridge Drive, Suite 100
Wayne, PA 19087

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2012, which were agreed to by Hartford Life Distributors, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2012 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



November 28, 2012